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                                                40 King Street West, 52nd Floor
                                                           Toronto, ON  M5H 3Y2
                                                                www.kinross.com
[LOGO] KINROSS                                                Tel: 416 365 5123
                                                              Fax: 416 363 6622
                                                        Toll Free: 866-561-3636
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                                                                  PRESS RELEASE



             NEW BRITANNIA MINE TO BE PLACED ON CARE AND MAINTENANCE


JANUARY 27, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") and High River Gold Mines Ltd. (TSX-HRG) ("High River") announce that a decision has been made by the joint venture to discontinue development at the New Britannia mine. Exploration efforts were unable to define an extension of the ore body containing better grade and thickness as was mined in mid-2004. Mining of the ore body extension was to begin in the third quarter of 2005. New Britannia suspended mining and milling operations in September 2004, but was drilling the ore body extension with the hope of further extending the mine life. The mine will now be placed on care and maintenance and a small exploration plan may continue to potentially justify mining in the area in the future.

The New Britannia mine in Manitoba, Canada commenced commercial production in 1995 and has exceeded its original 8-year mine life. Kinross acquired its 50% operating ownership in New Britannia through the 2003 merger with TVX Gold Inc.

Kinross and High River would like to thank the employees at New Britannia for their dedication and hard work.

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For additional information, e-mail info@kinross.com or contact:

CHRISTOPHER T. HILL                    TRACEY M. THOM
VICE PRESIDENT                         MANAGER
INVESTOR RELATIONS                     INVESTOR RELATIONS
Tel. (416) 365-7254                    Tel. (416) 365-1362




THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.